

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 8, 2016

<u>Via E-mail</u>
Erfan Kazemi
Chief Financial Officer
Sandstorm Gold Ltd.
Suite 1400, 400 Burrard Street
Vancouver, British Columbia
Canada V6C3A6

Re: Sandstorm Gold Ltd.
Form 40-F for Fiscal Year Ended December 31, 2015
Filed March 30, 2016
File No. 001-35617

Dear Mr. Kazemi:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel and Mining